File No. 82-2683

Wolters Kluwer

08000243

RECEIVED
2008 JAN 16 A 8:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

SUPPL
PROCESSED
JAN 18 2008
THOMSON FINANCIAL

Contact:

Caroline Wouters
Vice President,
Corporate Communications
Wolters Kluwer nv
+ 31 (0)20 6070 459
press@wolterskluwer.com

Kevin Entricken
Vice President,
Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com

Wolters Kluwer North American Shared Services Appoints New Executive Leadership

Tom Lesica will become CEO and Michael Pilnick will become CHRO to strengthen the Wolters Kluwer North American shared services organization leadership team

Amsterdam (January 15, 2008) - Wolters Kluwer, a leading global information services and publishing company, today announced the appointments of Tom Lesica as the Chief Executive Officer (CEO) and Michael Pilnick as Chief Human Resources Officer (CHRO) for the Wolters Kluwer North America Shared Services (NASS) organization. NASS provides a range of product and administrative support services to Wolters Kluwer's customer units in North America based within the Health, Corporate & Financial Services, and Tax, Accounting & Legal divisions.

Tom Lesica will be joining Wolters Kluwer as CEO of NASS during the second half of January. Most recently, he was the Group Vice President of Global Technology and Business Operations at Avaya Communications, a global provider of business applications, systems and services.

Over the last 15 years, Mr. Lesica has held a number of executive level positions at large firms including Pepsico, J. Crew and New Roads Inc. Throughout his career he has worked with businesses to drive large scale transformation efforts that required aligning technology solutions with business objectives. Mr. Lesica will be based in New York City and will report to Jack Lynch, Member of the Executive Board of Wolters Kluwer.

Michael Pilnick, the new CHRO for NASS, has previously worked with Harcourt Education Group, an international information services business and brings with him 25 years of HR experience in both corporate and consulting firm settings. In executive roles at Harcourt and Columbia House, Mr. Pilnick led HR Shared Services efforts to support a variety of diverse business units and transform the HR function to provide strategic support for business objectives. Mr. Pilnick will be based at Wolters Kluwer's Riverwoods location.

About Wolters Kluwer
Wolters Kluwer is a leading global information services and publishing company. The company provides products and services for professionals in the health, tax, accounting, corporate, financial services, legal and regulatory sectors. Wolters Kluwer has annual revenues (2006) of €3.4 billion, employs approximately 18,450 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, visit www.wolterskluwer.com.

Forward-looking Statements
This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors;

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technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

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